Exhibit 99.1

Lilium Announces Successful Arrangement of $114 Million

Capital Raise With Participation From Strategic and Existing Investors

Munich, Germany, May 29, 2024 - Lilium N.V. (NASDAQ: LILM) (“Lilium”), developer of the first all-electric vertical take-off and landing (eVTOL) jet and global pioneer in regional air mobility (RAM), announced today that it has successfully concluded its previously announced capital raise, resulting in $114 million of new gross proceeds. The net proceeds from this capital raise provide additional capital needed to support Lilium’s operations to achieve the first manned flight test of the Lilium Jet, targeted to occur in late 2024.

The $114 million in gross proceeds is being raised through three transactions: (a) an underwritten public offering of Lilium’s Class A ordinary shares (“Class A Shares”) and accompanying warrants to purchase Class A Shares for approximately $40 million, which closed today; (b) a concurrent private placement of Class A Shares and accompanying warrants to purchase Class A Shares (“PIPE Warrants”) for approximately $50 million with participation from key strategic and existing Lilium investors, including BIT Capital and Earlybird Venture Capital, with approximately $26 million expected to close on or around May 31, 2024 and approximately $24 million expected to close on or around June 28, 2024, and (3) a concurrent private placement of a pre-funded warrant to purchase Class A Shares and an accompanying PIPE Warrant to Aceville Pte. Limited, an affiliate of Tencent Holdings Limited (“Aceville”), with Aceville funding approximately $24 million to partially prepay at $1.00 per Class A Share against the total exercise price of the pre-funded warrant, subject to certain adjustments and limitations, expected to close on or around June 28, 2024.

Klaus Roewe, CEO of Lilium, commented: “We appreciate the support from existing Lilium partners and new investors alike. We have a robust set of strategic and financial investors that are comprised of some of the brightest minds in the disruptive technology sector, and their consistent support, including participation in this capital raise, is a testament to the progress we are making in bringing the revolutionary Lilium Jet to market.”

B. Riley Securities, Inc. acted as the sole bookrunner and underwriter for the underwritten public offering. Lilium intends to further discuss its recent developments and progress with the release of its Q1 2024 quarterly shareholder letter on Tuesday, June 11, before market open, and will host of a conference call that same day at 8 a.m. Eastern Daylight Time (EDT). Additional information on these events will soon follow.

Contact Information for Media:
Rainer Ohler
+49 172 4890353
press@lilium.com

Contact Information for Investors:
Rama Bondada
Vice President, Investor Relations
investors@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, the UK, the United Arab Emirates, and the Kingdom of Saudi Arabia, Lilium’s 1000+ strong team includes approximately 500 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Important information

No announcements or information regarding the underwritten public offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. No steps have been taken, or will be taken, for the offering of the Class A Shares or the warrants in any jurisdiction where such steps would be required. The issue or sale of the Class A Shares and the warrants, and the subscription for or purchase of the Class A Shares and the warrants, are subject to special legal or statutory restrictions in certain jurisdictions. Lilium is not liable if these restrictions are not complied with by any other person.

This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”) and has not been approved by any regulatory authority in any jurisdiction. Lilium has not authorized any offer to the public of the Class A Shares or the warrants in any member state of the European Economic Area (“EEA”) and no prospectus has been or will be prepared in connection therewith. In any EEA member state, this communication is only addressed to and is only directed at qualified investors in that member state within the meaning of the Prospectus Regulation.

In the United Kingdom, this document and any other materials in relation to the Class A Shares and the warrants described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this communication relates is available only to, and will be engaged in only with, relevant persons. Persons who are not relevant persons should not take any action on the basis of this document and should not act or rely on it.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, the expected closing of the capital raise. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “expect,”v “estimate,” “future,” “intend,” “may,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include the risk that the offerings described herein are not consummated on a timely basis or at all as well as those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. We caution investors not to rely on the forward-looking statements contained in this press release. You are encouraged to read our filings with the SEC available at www.sec.gov for a discussion of these and other risks or uncertainties. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Lilium’s business is subject to substantial risks and uncertainties including those described in Lilium’s filings with the SEC referenced above. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

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